

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 29, 2015

Via E-mail
Charles W. Porter, Jr.
Chief Financial Officer
Energen Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203

> **Re:** **Energen Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 7, 2015**
> **Response Dated October 7, 2015**
> **File No. 1-07810**

Dear Mr. Porter:

We have reviewed your October 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Properties, page 19

1.   We note your response to prior comment 2. Please revise your disclosure to provide additional information regarding the execution of your drilling plans under the continuous development provisions of your lease agreements.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations page 27

Results of Operations, page 30

2.   Your response to comment 5 notes that your commodity price assumption is the most significant uncertainty related to the possible impairment of your proved properties and that volatility associated with expected future commodity prices is significant. Please revise to provide additional disclosure as part of your critical accounting policy disclosure to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment including, but not limited to commodity price assumptions. Please also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

                                                        Sincerely,

                                                        /s/ Ethan Horowitz

                                                        Ethan Horowitz
                                                        Branch Chief
                                                        Office of Natural Resources